Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 215.564.8000 www.stradley.com

Jonathan M. Kopcsik
(215) 564-8099
jkopcsik@stradley.com

July 29, 2022
VIA EDGAR

John Grzeskiewicz
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Re:	Ivy Variable Insurance Portfolios (the “Registrant”)
File Nos. 033-11466; 811-05017

Dear Mr. Grzeskiewicz:
On behalf of the Registrant, below are its responses to the comments you provided us on July 6, 2022 with regard to its Post-Effective Amendment No. 87 (the “Post-Effective Amendment”) to its Registration Statement on Form N-1A relating to certain changes to the Delaware VIP Global Value Equity (formerly, Delaware Ivy VIP Global Equity Income) (the “Fund”).  The Post-Effective Amendment was filed with the U.S. Securities and Exchange Commission (“Commission”) on May 27, 2022.
Below we have provided your comments and the Registrant’s responses to them.
1.	Comment: Provide completed fee table and expense example numbers for the Fund at least one week prior to the effective date of the Post-Effective Amendment.

Response: Please Exhibit A for the requested information.

2.	Comment: Confirm that the Fund’s manager, Delaware Management Company, is not waiving any fees or reimbursing expenses for the Fund.

Response: The Registrant so confirms.

* * *
Please direct any questions or comments relating to this filing to me at the above-referenced telephone number.
Very truly yours, /s/Jonathan M. Kopcsik Jonathan M. Kopcsik

cc:	Kathryn Williams Macquarie Asset Management

EXHIBIT A

Annual portfolio operating expenses (expenses that you pay each year as a percentage of the value of your investment)
Class	II
Management fees	0.70%
Distribution and service (12b-1) fees	0.25%
Other expenses	0.06%
Total annual fund operating expenses	1.01%

Class	II
1 Year	$103
3 Years	$322
5 Years	$558
10 Years	$1,236